COM HEM
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822
Edited Transcript
COM HEM Holding AB (publ) Q2 2018 Earnings Call Event Date/Time: July 11, 2018 / 10:00am CEST
Operator
Hello, and welcome to the Com Hem Q2 Report Call.
(Operator Instructions) Today, I’m pleased to present Anders Nilsson, CEO of Com Hem. Please begin your meeting.
Anders Nilsson - Com Hem Holding AB (publ) - CEO & Director
Thank you, Nas. And welcome to the Q2 Report Call for the Com Hem Group.
With me on this and as usual, you will find Mikael Larsson, our CFO; and James Lowther, director of broadband, customer and analytics. To start with, we’ll summarize the quarter and the outlook; and then use most of the call for Q&A so we can address all the topics you are most interested in covering.
As you can see on Page 4, we are well on our track to deliver on the full year financial guidance. Following the pricing activity in Q1, ARPU is increasing both for Com Hem and Boxer in Q2. Churn dropped with 2 percentage points for Com Hem and 2.7 percentage points for Boxer after price-rise-related churn fades out. We have seen new FMC offers and a higher level of activity in the market, which may have reduced the churn pool and increased competition in the quarter. Despite that, we add another 5,000 unique customers and 8,000 broadband RGUs in Com Hem and 4,000 broadband RGUs in Boxer.
Further, the integration of Boxer into our systems have been finalized in line with our original deadline set at the time of the closing of the transaction. In addition to running the business, we are executing on the transaction with Tele2, which is progressing well towards an expected closing in Q4. On the 14th of June, Kinnevik announced that they will distribute the MTG shares to its shareholders, which removes the overlap in the TV market from a competition perspective. That is the only overlap the merger would create, and therefore it is a huge step towards getting the transaction approved. Today, you saw the announcement that we have filed the merger documents with the U.S. financial regulator, which is another milestone passed towards EGMs and closing of the transaction. While preparing for the filing, a re-audit has been conducted.
Mikael?
Mikael Larsson - Com Hem Holding AB (publ) - CFO
Yes, that’s correct. And as a result of this re-audit under U.S. standards, an adjustment has been made to our 2017 and Q1 2018 accounts referring to a reclassification of certain incentive programs from equity-settled to cash-settled accounting treatment. This reclassification has no impact on EBITDA or cash flow and does not come from any change in the program conditions, while it will not have any impact on our full year guidance which remains unchanged.
Now back to Q2 results again. On back of the price adjustments implemented in Q1 and continued volume growth, we saw revenue continue to growth, up 3.5% in the Com Hem Segment, driven by 10.4% growth in broadband. For Boxer, revenue continued to decline due to loss of TV customers in the terrestrial network, while revenue for the entire group ended up growing 1.1% in the quarter.
Underlying EBITDA increased by 4% for the Com Hem Segment in the quarter and by 1.8% for the Boxer Segment, leading to 3.8% growth for the group, [totaled of] SEK 758 million. This was achieved through a combination of volume growth and tight cost control, with production as well as operating costs slightly below Q2 last year. For Boxer, the system integration has now been finalized, which means that the remaining SEK 25 million of the announced annual synergies of SEK 50 million will be realized from Q3 and onwards.
CapEx ended up at SEK 253 million for the quarter, slightly below run rate for the year, due to temporarily lower network-related CapEx and customer equipment. In combination with growth in underlying EBITDA, this led to a 20.5% growth in operating free cash flow; and with equity free cash flow doubling in the quarter, thanks to a more favorable movement in net working capital than Q2 last year.
With the second portion of this year’s cash dividend of SEK 3 per share paid out in beginning of July, shareholders have now been remunerated with SEK 6 per share in cash dividends and buybacks of SEK 209 million in the first quarter,

COM HEM
resulting in total shareholder remuneration of SEK 1,270,000,000 this year. No further buybacks will be done until the merger with Tele2 is closed.
And with these remarks about our financial development in the quarter, I would like to turn it over to the James to give you an update on our products development.
James Lowther - Com Hem Holding AB (publ) - Director of Broadband, Customer and Analytics
Thanks, Mikael. And good morning, everyone.
The modernization of our TV proposition is continuing with the full launch of the TV Hub in Q2. Last quarter, we told you about the initial launch of our award-winning TV Hub for Com Hem. And we have now fully launched the service for Com Hem across all channels in May. The TV Hub has been the main focus of our above-the-line marketing campaign focusing on the voice control feature enabling customers to search and change channel just by saying what you want to watch. Following this, in June, we also launched the TV Hub for Boxer nationwide across the DTT network with the same great features, including on demand, [at] voice control and support for ultrahigh-definition content. It is early in the life cycle of the TV Hub, particularly for Boxer, and we will drive awareness over the coming quarters as we feature in our communications.
That said, we have seen very encouraging initial demand for the TV Hub from new and existing customers for both brands. Early users have reported that they are very happy with the service. And we can see that they are engaging with the new content and features that the box makes available to them, enabling them to get more out of their TV experience in one seamless package.
We are also continuing to prepare for the launch of even faster broadband speeds later this year. To unlock this potential, we’ve just launched a new version of our test-winning router which supports DOCSIS 3.1. This means the router is capable of delivering speeds above 1 gigabit per second to our customers later this year and can utilize the additional capacity in the network, offering customers an even better experience. At the same time, we have made further improvements to the WiFi performance of our already test-winning router, with having even better WiFi range than before, extending our leaderships over TV and terminal. For example, at 16 meters from the router, our customers experience 400% faster speeds than our nearest competitor. We have launched it on our “100 megabit tier and above” for new customers, and it’s also available for existing customers to buy.
In addition to this, we’ve also launched a fantastic, new service for our landlords called Com Hem Smart. This service enables all tenants in an apartment building to digitally interact with each other and their landlord via our smartphone app for Apple and Android devices. This app takes out a lot of the hassle managing the apartment building, from sharing information, to booking communal facilities, reporting problems that need to be fixed and voting on important housing association decisions. This new service has been met with great interest among our customers and is available for landlord customers to purchase on top of their core subscription.
And with that, I’d like to hand back to Anders.
Anders Nilsson
Thanks, James.
And let’s look at what you can expect from us going forward, which we have outlined on Page 5 in the presentation. As always, operationally our most important task is to improve our products and services so we get happier customers over time. As you know, this is the foundation for a sustainable, long-term execution of the more-for-more strategy. In TV, we have rolled out the TV Hub in both brands and all infrastructures, and that is important because we see much higher customer satisfaction compared to customers on legacy boxes. We are, however, not migrating the whole base but instead offer it to — in new sales and as upgrades to existing customers. A long time — alongside further enhancements of the TV Hub, we will continue to develop our box-less TV solutions Com Hem Play, Boxer Play and ComBo, with the aim to make them our core TV services over time.
On the network side, DOCSIS 3.1 will be deployed this fall and gradually rolled out on the network, increasing speeds we can offer to more than 1 gigabits per second and thereby retain our speed leadership in the Swedish market over time. All of this, in summary, takes us to a place where we are on track to deliver on our financial full year guidance. And we’re also on track to close the transaction with Tele2 in Q4 this year.
And with that, I would like to hand over to the operator for Q&A.
Operator
(Operator Instructions) And our first question comes from the line of Daniel Morris from Barclays.

COM HEM
<Q - Daniel Morris - Barclays Bank PLC, Research Division - Research Analyst>
I’ve got two, please. Firstly, you’ve already noted the increased competition from convergent offers. I just wondered if you can give us any color on what percentage of the broadband churn pool would you say is already looking for a convergent bundle. And how quickly is that percentage growing over time? I appreciate it’s quite early, but if you have any color on that, that’s appreciated. Second of all, Boxer momentum is tracking a little bit below the sell-side expectations. Fundamentally, has anything changed here versus your expectations when you bought the business? I mean I guess again convergence is relevant here. And what’s your latest expectations in terms of a stabilization of the customer numbers?
<A - Anders Nilsson>
Daniel, thank you very much for your questions, which I’ll try to address. So when it comes to percentage of the churn pool interesting (sic) [interested] in converged offers, I think what you will see here is a very slow and steady but also a very long-term change in the marketplace, so we don’t expect any drama here at all. We will expect that part of the churn pool will be interested in getting converged offers, but I think the biggest part you’ll see and the first earliest part you will see is actually that existing customers will stay with the current brand as they get offers of the — yes, increased offers basically included as part of the FMC more-for-more strategy which Telenor is running and Telia since before. So I think that’s the first effect you’re going to see. So — and it is early days, but we see that both Telia and Telenor is moving in this direction. And you will later see Tele2 and Com Hem doing the same thing, so the market is clearly moving in this direction. And we see some early signs of this having an effect on the churn pool. It may have slowed down a bit. We don’t really know that until we have seen the reports of the other companies in the market. When it comes to Boxer, we know the direction we’re traveling in. We see churn coming down after having increased prices in Q1, a steep decline in churn. We’ll see intake of broadband, and we’ll see a continuation of the losses of DTT customers. The direction of the travel is the same, but it’s kind of hard to predict when we’re going to get the customer base in balance. Then I can’t really tell you when that’s going to happen, but we are continuing in that direction. That’s what I can tell you at this point in time. I hope that’s satisfied you to some extent at least, Daniel.
<Q - Daniel Morris>
That’s helpful.
Operator
The next question comes from the line of Julio Arciniegas from RBC.
<Q - Julio Arciniegas - RBC Capital Markets, LLC, Research Division - Analyst>
I see that the churn has declined versus previous quarter, talking about Com Hem brand. However, looking at the KPIs, the trend has not really improved versus the last quarter. Can you give us some color on dynamics? Could this imply that basically the company is having less gross adds? If this is the case, why is it? And my second question is regarding SDU competitive dynamics. Since the other players can also offer unbundled services and basically can access the same technology as Com Hem in these areas, do you expect SDU sales to become more competitive in the future?
<A - Anders Nilsson>
Thank you very much, Julio, for those questions. And I think, the first one, we’ll give James.
<A - James Lowther>
Yes. Thank you, Julio. So in Q2, we see several effects on net adds in Q2. First, as you point out, in the churn rate, it’s come down significantly from Q1, but it’s slightly higher than Q2 last year. And that’s down to a different shape to the price adjustment churn than what we saw last year, which we flagged in Q1. And without this effect, we expect churn to have been flat or slightly better than last year. And secondly, as Anders points out, we’ve got increased competition compared to a year ago, in particular with Telenor pushing FMC bundles. And we’ve also seen some of the best weather since [records] began in Sweden, which means fewer people are thinking about switching broadband and TV provider when the weather is good. So those factors combined. I mean we have seen a somewhat softer intake on new customer sales than we’ve seen in previous quarters.
<A - Anders Nilsson>
Yes. And then the second question was related to the SDU market and the competition there going forward. I mean you have to go back a bit in time. We decided to enter into the SDU market in the summer of 2016. That’s 2 years ago. At that point in time, we had an addressable, say, universe of 2 million households. We now report an addressable universe of 2.95 million, so 950,000 households have been added last 2 years. It’s a material increase. We see a part of our gross adds

COM HEM
and net adds now coming from SDUs. We expect that to continue over time. We do operate our networks where other people operate as well, but we see that we are able to get a fair chunk of the — of the sales available to us in these markets. And we think that the level of competition will remain basically where it’s at right now. When we move into an FMC environment, i.e. as a part of Tele2, I think this area will become even more interesting given that we then for the first time will be able to offer all the services to the SDUs, mobile, fixed and video, which neither Tele2 nor Com Hem has been able to do so far and hence we have not been able to compete with Telia full on. That will then increase our opportunities going forward, in my mind at least. So that’s what we can give you, Julio. I hope that helps.
<Q - Julio Arciniegas>
Yes.
Operator
And the next question comes from the line of Terence Tsui from Morgan Stanley.
<Q - Terence Mun-Sion Tsui - Morgan Stanley, Research Division - VP>
I’ve got a couple of questions, please. Just firstly, on the pricing strategy, can you make some comments about how you think about potentially increasing prices in the future? And as I understand, this year, you’ve put through some pretty hefty price increases. They affected more customers than ever, but the ARPU growth was only really 1% year-on-year. And perhaps it could have been a little bit higher. So just some thoughts around that will be very interesting. And then secondly, around FMC, can you give us some color as to how quickly do you think the merged Com Hem Tele2 can launch converged products once the deal closes?
<A - Anders Nilsson>
Thanks, Terence. And good questions, as always. And yes, the first one is pricing. James?
<A - James Lowther>
Yes, Terence. And so this year, as you point out, we’ve adjusted the prices of more customers than last year. And we’ve done more of that pricing through adjusting list prices and less through increasing the price of at-book customers paying below list price. Now inevitably when you’re doing a list price adjustment, they’re a bit harder to pass-through compared to customers who are paying below list price. And as a result, it’s natural that less of this pricing revenue sticks. However, as you can see from the ARPU development, it’s up SEK 8 from Q1 2018, which is exactly the same increase we saw last year, albeit to achieve that we had to put through more gross pricing in order to get the same result. So looking forward, our focus is on, as ever, improving customer satisfaction further. And then it’s more of a tactical decision, when we get to next year and beyond, how much of that we want to translate to revenue increase through reducing churn further or increasing prices or focusing on cross-selling and additional products and services. As the list price increases, it becomes increasingly attractive for us to focus on volume growth by bringing down churn rates further versus putting through another large price adjustment, as each customer is worth more to us each year. In addition, on completion of the merger, we’ll have a new product. And we’ll have FMC which we can focus on cross-selling into the Com Hem base. Not only will that give us a new revenue driver for directly selling-in additional RGUs to the base, but it also means that we can use FMC to bring down churn rates even further. So it’s premature for us to talk about precisely the mix of these different levers that we’ll use going forward. We’ll revert closer to the time with that, but we will take all of those factors into consideration with the plan.
<A - Anders Nilsson>
Thank you very much, James. And on the note of FMC, I mean the plan is to introduce such offers as soon as possible. And so until the — giving you a specific time or deadline is very hard to do right now, but we are working and doing everything we’re allowed to in the kind of merger process to introduce such offers at the very earliest time. That’s as specific as I can be right now, Terence.
Operator
And the next question comes from the line of Lean (sic) [Lena] Osterberg from Carnegie.
<Q - Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst>

COM HEM
I was wondering if you could, please, provide us with some guidance for full year financials and taxes following the restatement of the accounts for the P&L. And also, maybe give some more color on further one-offs that we should expect for the second half related to the further layoffs and the merger with Tele2.
<A - Mikael Larsson>
Lena, this is Mikael here. I mean, in terms of taxes, you see a booked onetime adjustment in Q2. And that relates to that we will have a lowered tax rate in Sweden from 2019 and onwards. So that is a onetime effect, positive, of SEK 39 million. And that’s — and yes, I mean that’s done now. In terms of taxes for the remainder of the year, we — I mean we are in a cash tax position, as we repay cash tax every quarter. And that will continue in line with the previous [or as that previous did]. This restatement we did today doesn’t affect taxes at all. It’s this is only a matter about reclassifying items to — that are booked as financial items, but it’s only done in the consolidated accounts; no impact on the cash flow at all, or taxes for that matter. And guidance for full year is — therefore is unchanged. And coming to one-offs, you have seen that we have
<Q - Lena Osterberg>
But could you maybe just say, sorry, how much do you expect for the financials going forward? Because I mean you have some seasonality in these financials. There’s the bond payments. And now with the restatements, they’ve increased, so could you maybe just say something about [the level mix within the] P&L?
<A - Mikael Larsson>
Yes, what — yes, sure, sure. The — what you have seen, the change we are doing in the financial net in the consolidated accounts, that is the change in fair value of these incentive programs. And most of them have now expired. They expired in Q2, so this change is only retractive. The 2 remaining outstanding long-term incentive programs, they have a value of SEK 43 million end of June. And then depending on our share price development, they will continue to change, but I can’t make any forecast on the share price development of the Com Hem stock, so it’s — but so far, the change has been SEK 4 million this year, so it’s not — even with the share price development we have had during the first 6 months. I hope that explains a bit more. But one-offs, they — I mean you’ll see that we have higher one-offs this year, and that mainly relates to the — to preparing for the Tele2 merger, transaction-related costs mainly. And these will continue until the merger is closed. With — since they are of a one-off nature, we can’t make any guidance there either, but you should expect us to have slightly higher one-offs until the merger is closed and also thereafter in terms of costs to realize synergies, of course. I hope that — or answers your questions.
<Q - Lena Osterberg>
Yes. So should we see one-offs roughly in the same level second half as we’ve seen in the first half?
<A - Mikael Larsson>
You should expect us to continue to — be at a higher run rate on that last year, but I can’t be more specific on that since they are one-offs.
Operator
The next question comes from the line of Victor Höglund from SEB.
<Q - Victor Höglund—SEB, Research Division—Analyst>
My line is really bad, so sorry if I’m repeating something here. But I’m just wondering about Boxer and on the different RGU segments here and your plans with the new offerings that you have. Do you see that the TV trend is going to flatten out? Or is the flattening of the RGU base going to be a function of that broadband accelerate? Or just the dynamics within that will be great. And then do you anticipate the launch of the new services here will hit EBITDA on Boxer short term? Or is the synergies from being part of the group being in full going to more than compensate?
Or is not marketing going to be that big? Just a bit of color around the dynamics in Boxer will be great.
<A - Anders Nilsson>
Thank you, Victor. So we’ll have — ask James to answer your first question.
<A - James Lowther>
Yes, Victor. And so for Boxer, we’re basically trying to do both. So we’re trying to bring down the churn rate for Boxer; and the new developments of launching the TV Hub, which has the same great features as the Com Hem version of the hub. And we also secured the IPTV rights for the MTG channels, which was the last big bit of content that’s missing for Boxer’s IPTV package. So we now have all the tools we need to help bring Boxer churn down further in the future. And I think that’ll be what we’re trying to do, then it’s a question of how quickly we can do that, which depends on various factors. At the same time, we’re continuing to transform Boxer into a low-cost fighting brand for broadband. And we’re

COM HEM
testing and iterating different propositions; and leading with a low-cost, no-frills broadband. So we’re trying to do a combination of both of those factors going forwards.
<A - Anders Nilsson>
And then a question of what does this mean for the financials, Mikael.
<A - Mikael Larsson>
Yes. And with the pressure we have on revenue and also pressure on gross profit, as you have seen in the past quarters, since all production costs are not fully variable, that will — puts a pressure on gross profits as well. And so far, you have seen that we have been managed to — we have managed this through OpEx savings. And now we will have the second portion of the synergies kicking in, from end Q2 and onwards, of SEK 25 million annually, so that will improve, everything else equal, going forward. All in all, you see us guide for this year that we have the mid-single-digit EBITDA, underlying EBITDA, growth for the full group, but we say that it will be skewed towards the Com Hem Segment for this year. And that is still valid, but you’ll also see that we — in Q2 now, we reversed the trend of underlying EBITDA for Boxer. And it has started to grow slowly again. I hope that gives some flavor. And I’m sorry if I can’t be more specific on the numbers going forward.
<Q - Victor Höglund>
But that’s great. And if I may follow up on the ARPU and the new offerings, combined with all the movements on RGUs. Do you expect ARPU per customer in Boxer to go up ahead? Or we’ll see dilutive effects in the revenue will be stabilized from increased in RGUs. Or the dynamics between those things. And that’s the last question.
<A - Anders Nilsson>
Okay, so as you know, we increased pricing on TV in Q1. And then you see a very solid increase in ARPU in Boxer in Q2. And we are adding more RGUs per customer as we go along, so in my book, that tells you that ARPU over time will continue upwards, more as a function going forward of more RGUs per customer than pricing, though.
Operator
And the next question comes from the line of Usman Ghazi from Berenberg.
<Q - Usman Ghazi - Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst of Telecom>
I just have one, please. I just wanted to explore the — what’s happening with connection fees in the SDU segment of the market. I guess the network operator revenues were up 1% after being up 8% to 10% over the last few quarters. And I know you’re lapping connection fees that started coming through in Q2 last year, but is the lower growth just reflective of the lapping effect? Or are you finding it harder to convince customers in the SDU market to connect to fiber, for example?
<A - Mikael Larsson>
It’s Mikael here. I will try to answer your questions. You are right. The year-on-year growth is not as strong any longer. And that is because we’re now comparing with Q2 last year, where we saw a very high uptick in the network operator revenue. So we see that they are stable at this level, and that is what we see in the market as well. We continue to attract customers, but we are not growing as fast any longer. But we still continue to add customers. And these are, as you point out, onetime fees and stuff.
<A - Anders Nilsson>
And then another thing to take into consideration is that we are now also starting to take customers out of the churn pool in the SDU markets where there are no connection fees.
Operator
And the next question comes from the line of Peter-Kurt Nielsen from ABG.
<Q - Peter-Kurt Nielsen - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst>
Two quick questions, please. Firstly, has — would you say there has been any notable particular costs in Q2 associated with the marketing and the launch of the new TV Hub, anything that will come off in the coming quarters? And just secondly, in terms of the — there has been sort of various reports about management taking a more positive view on the expected merger synergies than original. Has that been the case? Have you changed your views on the synergies to come in any direction?

COM HEM
<A - Anders Nilsson>
Thank you very much, Peter. So marketing, have we incurred any extra costs that will go away, Mikael?
<A - Mikael Larsson>
I — well, I mean marketing, of course, varies between quarters. We are on — a bit on the high side in Q2 compared to other quarters, but it’s not anything I would call a one-off nature or anything like that. It varies. And you have all the costs for launching the TV Hub in the P&L in the quarter. And I mean it was also — in the beginning of the quarter, it was soft launched. Then it has been included as part of our regular marketing, I will say, which is then a bit higher than in other quarters but not huge difference.
<A - Anders Nilsson>
Good. And the second question was related to the synergies in the Tele2 merger. And we have, as you know, announced SEK 900 million worth of synergies, half coming from revenue and half coming from cost. And they are still valid, but we do think that they are cautious or not very aggressive. We are right now in the integration work, working through all the synergies as much as we are allowed to. And we’ll be able to have a more firm view and communicate to you after the transaction has been closed. And I think that’s as far as I’m able to go right now, Peter.
Operator
And the next question comes from the line of Siyi He from Citigroup.
<Q - Siyi He - Citigroup Inc, Research Division - VP>
I have two, please. And the first one is on your brand strategy. You talk about — in the press release about emphasize Boxer as a fighter brand. I was wondering if you can talk about the initial customer reception in this campaign because, if I can remember correctly, box — pay-TV ARPU is actually higher than Com Hem’s ARPU. And also, I wonder if you can talk about whether you are thinking about expanding this brand to the Com Hem MDU area. The second question is the SDU push. Could you just talk about your experience about unbundling TDS fiber and indeed what proportion of the SDU expansion you are seeing coming from open fiber and compared to the TDS fiber?
<A - James Lowther>
Yes. Thank you for the questions. It’s James here. So on the brand strategy, what we’re doing with Boxer is changing Boxer from a TV – traditional TV brand into a fighting brand focused on broadband, as you say. And initial response have been very positive from customers. We’ve started to get traction adding low-cost, no-frills broadband which complements the more premium offering your get from Com Hem. And that’s a gradual transformation. And we’ve focused on that in our above-the-line marketing for Boxer, and it’s going well so far. And it’s feeding through both existing Boxer customers and to new customers completely coming in. Then on your question about entering Boxer brand into MDUs: It’s an option for us in the future, but if we work to do so, we will do so cautiously so as not to compete too much with the Com Hem brand and — but of course, that’s an option further down the road but not something we have any immediate plans to focus on. Then on the SDU expansion, we didn’t give so — a specific breakdown of our infrastructure type, but we’re able to compete effectively within all infrastructure types. And we have seen strong demand in the SDU market, and we’ve been steadily growing awareness of Com Hem as a brand that’s available nationwide rather than just in the MDU footprint. And increasingly, we find customers interested in switching to Com Hem who already have fiber, in addition to those who have yet to add fiber. So hopefully, that helps answer your question.
<Q - Siyi He>
Yes. That’s great.
Operator
(Operator Instructions) And there’s no further questions. I’ll now hand back to the speakers.
Anders Nilsson -
Okay, so that’s good. Thank you very much for participating in the Q2 Report Call for Com Hem. I wish you all a great day. Thanks. Bye.

COM HEM
IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has submitted a registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.